EXHIBIT 99.1

Stantec awarded US$16 million feasibility study for Resolution Copper

The project will supply up to 25% of US copper needs, helping to secure a clean energy future

EDMONTON, Alberta and NEW YORK, Sept. 20, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been selected by Resolution Copper Mining LLC (Resolution Copper) to deliver a US$16 million feasibility study providing engineering and technical services for the Resolution Copper mine in Superior, Arizona. The proposed underground mine has the potential to be one of the largest producers of copper in North America—supplying up to 25% of US copper demand each year. Copper from the mine will be used in products that are vital to the energy transition, such as electric vehicles, batteries, solar panels, wind turbines, and more.

Resolution Copper is a limited liability company that is owned by Rio Tinto (55%) and BHP (45%). Stantec has been a lead underground mining and infrastructure consultant on the project since early 2019. Stantec will assist Resolution Copper by providing engineering and execution planning services for the mine.

“Resolution Copper is mining a critical resource needed for the energy transition,” says Mario Finis, executive vice president for Stantec’s Energy & Resources business. “We are proud to support our client in this important endeavor with a strong commitment to sustainable mining throughout the entire life cycle of the project.”

Stantec’s engineering services on this project include power distribution, material handling, shafts and hoisting systems, dewatering/pumping, communications, and more. Additionally, Stantec is evaluating the use of battery electric vehicles to help the mine meet its goal of zero carbon emissions.

Stantec’s Mining, Minerals, and Metals team is helping clients achieve net zero mining—through its holistic service offering, Sustainable Mining by Design™, which aids companies to meet their environmental, social, and governance obligations by finding ways to reduce energy demand and utilize clean sources of energy. The mining industry must be the starting point for any discussion about our energy future. To learn more about Stantec’s Mining, Minerals, and Metals team, click here.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the project described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward looking statements are provided herein for the purpose of giving information about the project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Ashley Warnock	Jess Nieukerk
Stantec Media Relations	Stantec Investor Relations
Ph: (403) 472-0122	Ph: (587) 579-2086
ashley.warnock@stantec.com	jess.nieukerk@stantec.com

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